                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          MICROFINANCIAL INCORPORATED
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                   595072109
                                (CUSIP Number)

                            Goodloe M. Partee, Esq.
                                Kutak Rock LLP
                      425 West Capitol Avenue, Suite 1100
                          Little Rock, Arkansas 72201
                                (501) 975-3000
(Name, Address and Telephone Number of Person Authorized To Receive Notices and
                                Communications)

                               January 11, 2000
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

CUSIP NO.   595072109
         -----------------

------------------------------------------------------------------------------
 1.     NAMES OF REPORTING PERSON                    Key Colony Fund, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only).


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
       WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

 5     Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             495,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             495,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        495,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)    Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         3.89%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
         IC
------------------------------------------------------------------------------

CUSIP NO.   595072109
         -----------------

------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON                     Lieblong Transport, Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only).


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
       WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

 5     Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          5,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          5,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

         5,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)     Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       .04%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
         CO
------------------------------------------------------------------------------

CUSIP NO.  595072109
         -----------------

------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON              Alex R. Lieblong IRA

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
        PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

 5      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Arkansas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,100
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          4,100
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

          4,100
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)         Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         .03%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
         EP
------------------------------------------------------------------------------

CUSIP NO.   595072109
         -----------------

------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON           Key Colony Management LLC

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
         WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

 5       Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              495,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            495,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

         495,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)              Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        3.89%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
        HC
------------------------------------------------------------------------------

CUSIP NO.   595072109
         -----------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON                       Alex R. Lieblong

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only).


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
        PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

 5      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                           591,700
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY              37,600
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                           591,700
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           37,600
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       629,300
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)        Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       4.95%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
       IN
------------------------------------------------------------------------------

CUSIP NO.   595072109
         -----------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON                   Paul Spann

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only).


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
         PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

 5       Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
         United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                           8,900
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY              0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                           8,900
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

         8,900
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)             Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         .07%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
         IN
------------------------------------------------------------------------------

CUSIP NO.    595072109
         -----------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON              Jason R. Lieblong

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only).


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
         PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

 5       Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
         United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             15,300
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             15,300
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

         15,300
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                 Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         .12%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
         IN
------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

     This Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Microfinancial Incorporated, a Massachusetts corporation (the "Company"). The principal executive offices of the Company are located at 950 Winter Street, Waltham, MA 02451.

ITEM 2. IDENTITY AND BACKGROUND.

(a)  This statement is filed by the following entities (the "Reporting
     Persons"):

     (i) Key Colony Fund, LP, a Delaware limited partnership (the "Fund"), with respect to shares of Common Stock held directly by it;

     (ii) Lieblong Transport, Inc., a Delaware corporation ("Transport"), with respect to shares of Common Stock held directly by it;

     (iii) Alex R. Lieblong IRA ("IRA"), with respect to shares of Common Stock held directly by it;

     (iv) Key Colony Management LLC, a Delaware limited liability company (the "General Partner"), with respect to shares of Common Stock held by the Fund;

     (v) Alex R. Lieblong, an United States citizen, with respect to shares of Common Stock held directly by him and shares held by the Fund, Transport and the IRA;

     (vi) Jason R. Lieblong, an United States citizen, with respect to shares of Common Stock held directly by him; and

     (vii) Paul Spann, an United States citizen, with respect to shares of Common Stock held directly by him.

(b) The business address for each of the Reporting Persons is 10825 Financial Centre Parkway, Suite 100, Little Rock, AR 72211.

(c) The Fund is a private investment partnership, and its general partner is the General Partner. Transport's business includes investments and the operation of an airplane, and it is controlled by Mr. Alex Lieblong, who also serves as its director and officer. The General Partner manages the Fund, and Mr. Lieblong is the General Partner's sole member. Messrs. Alex Lieblong, Jason Lieblong and Paul Spann are all employees of Lieblong & Associates, Inc., which is controlled by Mr. Alex Lieblong. The business address of Lieblong and Associates, Inc. is 10825 Financial Centre Parkway, Suite 100, Little Rock, AR 72211.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  See (a) above.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Persons purchased an aggregate of 653,500 shares of the Common Stock of the Company with funds in the amount of $6,907,280. These funds were from the working capital of the business entities and the personal funds of the individuals.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Common Stock of the Company was purchased by the Reporting Persons primarily for investment purposes. The Reporting Persons will evaluate the Company's financial condition, business operations and prospects, the market price of the Common Stock, alternative investment opportunities, conditions in the securities market generally and other factors on an ongoing basis. Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time. The reporting Persons specifically reserve the right to purchase additional shares or sell shares of Common Stock of the Company on the open market or in private transactions, to communicate with other shareholders of the Company, to seek the election of representation of any of the Reporting Persons or their associates to the Board of Directors of the Company and to take other action that could influence or control management of the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

(a) Information with respect to the aggregate number, and percentage, of all shares of Common Stock beneficially owned as of January 18, 2001 by each of the Reporting Persons is set forth below. Percentage calculations are based on an assumed 12,710,946 shares of outstanding Common Stock, as shown on the Company Form 10-Q for the quarter ended September 30, 2000.


                                        SHARES OF                 PERCENTAGE OF
                                        ---------                 -------------
NAME                                  COMMON STOCK                 OUTSTANDING
----                                  ------------                 -----------
                                                                      SHARES
                                                                      ------

Key Colony Fund, L.P.                     495,000                      3.89%

Lieblong Transport, Inc.                    5,000                       .04%

Alex R. Lieblong IRA                        4,100                       .03%

Key Colony Management LLC                 495,000                      3.89%

Alex R. Lieblong                          629,300                      4.95%

Paul Spann                                  8,900                       .07%

Jason R. Lieblong                          15,300                       .12%



(b) The Reporting Persons' response to Items 7 through 13 of the cover pages of this Schedule 13D relating to beneficial ownership of shares of Common Stock are incorporated herein by reference. Mr. Alex R. Lieblong, as manager of the General Partner and shareholder and director of Transport, has the sole power to vote and dispose of the shares of Common Stock beneficially owned by the Fund, the General Partner, Transport and the IRA.

(c) The Reporting Persons, at the present time, collectively own 653,500 shares of the Common Stock (constituting approximately 5.14% of all of the outstanding shares of Common Stock). Transactions in the open market by the Fund and Mr. Jason R. Lieblong in shares of Common Stock of the Company in the last sixty days are listed below. No other Reporting Person effected transactions in the Common Stock in the last 60 days.

                             KEY COLONY FUND, L.P.



                                      NUMBER                    PRICE
                                      ------                    -----
           DATE                      OF SHARES                PER SHARE
           ----                      ---------                ---------

         1/18/01                       1,900                    12.875
         1/12/01                       5,000                      12.5
         1/11/01                       2,500                      12.5
          1/9/01                      10,000                    12.375
          1/8/01                       2,700                      12.5
          1/3/01                       1,000                        12
          1/2/01                       2,000                     11.75
         12/19/00                      1,500                      11.5
         12/18/00                      7,900                     11.25
         12/15/00                        500                     11.25
         12/1/00                       1,500                      10.5
         11/24/00                      2,100                    10.375
         11/24/00                      3,000                    10.375
         11/20/00                     10,000                        10
         11/16/00                      3,000                    10.125
         11/16/00                      6,000                   10.1875



                               JASON R. LIEBLONG



                                      NUMBER                    PRICE
                                      ------                    -----
           DATE                      OF SHARES                PER SHARE
           ----                      ---------                ---------


         12/18/00                      2,500                   11.250

                                      NUMBER                    PRICE
                                      ------                    -----
           DATE                      OF SHARES                PER SHARE
           ----                      ---------                ---------


         12/18/00                      2,000                   11.250
         12/11/00                      1,800                   11.375
         11/28/00                      2,000                   10.938
         11/28/00                      1,000                   10.938
         11/28/00                      1,000                   10.813


(d) Except for Ms. JoAnn Lieblong, who shares voting and dispositive power with Mr. Alex R. Lieblong with respect to 37,600 shares of Common Stock, no other person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the Common Stock beneficially owned by the Reporting Persons.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


     Exhibit A - Agreement as to joint filings pursuant to Regulation Section
                240.13d-1(k)(1)(iii).

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 18, 2000                KEY COLONY FUND, L.P.

                                        By:  Key Colony Management LLC
                                          By:  /s/ Alex R. Lieblong
                                          Name: Alex R. Lieblong
                                          Title:  Manager

                                        LIEBLONG TRANSPORT, INC.

                                        By: /s/ Alex R. Lieblong
                                        Name: Alex R. Lieblong
                                        Title:   President

                                        ALEX R. LIEBLONG IRA

                                        /s/ Alex R. Lieblong

                                        KEY COLONY MANAGEMENT LLC

                                        By: /s/ Alex R. Lieblong
                                        Name: Alex R. Lieblong
                                        Title:   Manager

                                        PAUL SPANN

                                        /s/ Paul Spann

                                        ALEX R. LIEBLONG

                                        /s/ Alex R. Lieblong

                                        JASON R. LIEBLONG

                                        /s/ Jason R. Lieblong

                                   EXHIBIT A
                                   ---------

                          AGREEMENT AS TO JOINT FILING

         Pursuant to Regulation Section 240.13d-1(k)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D relating to International Aircraft Investors is being filed on behalf of each of the undersigned.

Dated:  January 18, 2000                KEY COLONY FUND, L.P.

                                        By:  Key Colony Management LLC
                                          By:  /s/ Alex R. Lieblong
                                          Name: Alex R. Lieblong
                                          Title:  Manager

                                        LIEBLONG TRANSPORT, INC.

                                        By: /s/ Alex R. Lieblong
                                        Name: Alex R. Lieblong
                                        Title:   President

                                        ALEX R. LIEBLONG IRA

                                        /s/ Alex R. Lieblong

                                        KEY COLONY MANAGEMENT LLC

                                        By: /s/ Alex R. Lieblong
                                        Name: Alex R. Lieblong
                                        Title:   Manager

                                        PAUL SPANN

                                        /s/ Paul Spann

                                        ALEX R. LIEBLONG

                                        /s/ Alex R. Lieblong

                                        JASON R. LIEBLONG

                                        /s/ Jason R. Lieblong